Exhibit 4.1

RURAL/METRO CORPORATION

and

COMPUTERSHARE TRUST COMPANY, N.A.,

As Rights Agent

Amendment No. 3

to

Rights Agreement

Dated as of August 24, 2005

AMENDMENT NO. 3

TO

RIGHTS AGREEMENT

AMENDMENT NO. 3 (the “Amendment”), dated as of December 22, 2009 (the “Amendment Effective Date”) to that certain Rights Agreement, dated as of August 24, 2005, as amended effective September 15, 2008 and March 19, 2009 (the “Agreement”), between Rural/Metro Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., as successor to Computershare Trust Company, Inc. (the “Rights Agent”). All capitalized terms used, but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Agreement.

RECITALS

WHEREAS, the Board of Directors of the Company has engaged in an ongoing analysis of the effect of Section 382 of the U.S. Internal Revenue Code (“Section 382”) on the Company and its ability to fully utilize its net operating losses in the future; and

WHEREAS, after careful consideration of the Company’s improving position with respect to change-in-control ownership rules under Section 382 and the Company’s desire to enhance trading capacity for existing and potential new stockholders, on November 25, 2009, the Board of Directors of the Company determined that it was in the best interests of the Company to amend the Agreement to change the definition of Acquiring Person to increase the triggering threshold from 10% to 15%;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Amendment to Definition of Acquiring Person. Section 1(a) of the Agreement is hereby amended to provide in its entirety as follows:

“(a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding except the term “Acquiring Person” shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; provided, however, that, if the Board of Directors of the Company determines in good faith that a Person that would otherwise qualify as an “Acquiring Person” has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” then such Person shall not be deemed to be or have been an “Acquiring Person” for any purposes of this Agreement.

Section 2. Amendment to Distribution Date. Section 3(a) of the Agreement is hereby amended to provide in its entirety as follows:

“(a) Until the earlier of (i) the close of business on the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), or (ii) the close of business on the tenth business day (or such later date as the Board shall determine) after the date that a tender or exchange offer by any Person (other than the company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof, such Person would be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding (the earlier of (i) and (ii) being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company). As soon as practicable after the Distribution Date, the Rights Agent will send by first-class, insured, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more right certificates, in substantially the form of Exhibit B hereto (the “Rights Certificates”), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(p) hereof, at the time of distribution of the Right Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights

Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

Section 3. Amendment to Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights. Section 11(a)(ii)(B) of the Agreement is hereby amended to provide in its entirety as follows:

“(B) any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan), alone or together with its Affiliates and Associates, shall, at any time after the Rights Dividend Declaration Date, become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, unless the event causing the 15% threshold to be crossed is a transaction set forth in Section 13(a) hereof, or is an acquisition of shares of Common Stock pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by the Board of Directors, after receiving advice from one or more investment banking firms, to be (a) at a price which is fair to stockholders (taking into account all factors which such members of the Board deem relevant including, without limitation, prices which could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) and (b) otherwise in the best interests of the Company and its stockholders, or”

Section 4. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 5. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 16. No Other Changes. Except as specifically provided for in this Amendment, the Agreement and each and every provision thereof shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

RURAL/METRO CORPORATION

By	/s/ Kristine B. Ponczak
Name:	Kristine B. Ponczak
Title:	Senior Vice President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By	/s/ K. Gwinn
Name:	K. Gwinn
Title:	VP